82-4478

CANADIAN WESTERN BANK
Think Western®



NEWS RELEASE

# Canadian Western Bank Reports Solid Second Quarter Earnings

Net income growth of 11%
64th consecutive profitable quarter
Quarterly dividend of $0.15 declared



**EDMONTON, June 3, 2004** - Canadian Western Bank (CWB on TSX) announced second quarter net income of $9.8 million, up $1.0 million (11%) over the same quarter last year. CWB has achieved 64 consecutive profitable quarters, a period spanning 16 years. The increased earnings reflect 9% growth in total revenues from strong loan growth in the quarter, improved spreads and record other income. Credit quality remained strong and the provision for credit losses was consistent with previous periods. The Board of Directors declared a quarterly dividend of $0.15 per common share, payable on July 6, 2004 to shareholders of record on June 17, 2004.

**Second Quarter Highlights:**
(three months ended April 30, 2004 compared with three months ended April 30, 2003 unless otherwise noted)

- Net income was $9.8 million, up 11% from $8.9 million. Net income for the six months ended April 30, 2004 was $19.7 million, up 8% from $18.2 million.
- Diluted earnings per share were $0.67 ($0.74 basic), an increase of 6% from $0.63 ($0.70 basic).
- Loans increased 3% over the first quarter to total $3.7 billion.
- Credit quality remained strong. The provision for credit losses was 25 basis points of average loans for the quarter and year-to-date, unchanged from previous periods.
- Branch generated deposits increased 23% in the past year to total $2.4 billion. The lower cost demand and notice component increased 49% in the past year to total $836 million.
- Net interest spread on loans was 2.81%, up from 2.75%.
- The previously announced acquisitions of Canadian Direct Insurance Incorporated (CDI) and Valiant Trust Company (Valiant) were completed at the end of April and are reflected in the balance sheet. These acquisitions had no impact on earnings in the quarter.



"We are pleased to deliver solid growth in earnings and revenue despite the low interest rate environment," said Larry Pollock, President and CEO. "Highlights for the second quarter included resurgent loan growth, an improved spread on loans and the closing of two strategic acquisitions."

Loans grew by $122 million in the quarter, which equates to a 14% growth rate on an annualized basis. "New loan deal flow is robust and we remain focused on achieving our 15th consecutive year of double-digit loan growth," added Mr. Pollock.

"It was also particularly gratifying to see branch deposit growth continuing to have a marked impact on spreads," said Mr. Pollock. Branch deposit growth was 5% in the quarter and 23% compared to one year ago, while the spread on loans improved to 2.81% from 2.75% a year ago. Also contributing to the spread improvement was the proactive management of interest rate risk in anticipation of lower rates.

CWB continues to achieve revenue growth from non-interest sources. Further growth will be supported by the acquisitions of Canadian Direct Insurance (CDI) and Valiant Trust Company, both of which are expected to be accretive to earnings in the current fiscal year. "We are delighted to welcome CDI and Valiant into the Canadian Western Bank family," commented Mr. Pollock, "Both companies have differentiated themselves from their competitors on the basis of superior customer experiences, making them an excellent fit with our Think Western® philosophy."



dlw 6/15

## Financial Highlights

| (unaudited)<br>($ thousands, except per share amounts) | For the three months ended<br>**April 30 2004** | <br>January 31 2004 | <br>April 30 2003 | Change from<br>April 30 2003 | For the six months ended<br>**April 30 2004** | <br>April 30 2003 | Change from<br>April 30 2003 |
|---|---|---|---|---|---|---|---|
| **Results of Operations** | | | | | | | |
| Net interest income (teb) | **$ 27,855** | $ 27,875 | $ 25,953 | 7 % | **$ 55,730** | $ 51,786 | 8 % |
| Less teb adjustment | **854** | 801 | 685 | 25 % | **1,655** | 1,527 | 8 % |
| Net interest income per financial statements | **27,001** | 27,074 | 25,268 | 7 % | **54,075** | 50,259 | 8 % |
| Total revenues (teb) | **35,158** | 34,503 | 32,125 | 9 % | **69,661** | 64,338 | 8 % |
| Total revenues | **34,304** | 33,702 | 31,440 | 9 % | **68,006** | 62,811 | 8 % |
| Net income | **9,842** | 9,857 | 8,868 | 11 % | **19,699** | 18,214 | 8 % |
| Return on common shareholders' equity | **11.9%** | 12.1% | 12.5% | (60) bp[1] | **12.0%** | 12.9% | (90) bp[1] |
| Return on average total assets | **0.92%** | 0.89% | 0.92% | - bp | **0.91%** | 0.94% | (3) bp |
| Earnings per common share | | | | | | | |
| Basic | **$ 0.74** | $ 0.75 | $ 0.70 | 6 % | **$ 1.49** | $ 1.43 | 4 % |
| Diluted | **0.67** | 0.68 | 0.63 | 6 % | **1.35** | 1.30 | 4 % |
| Efficiency ratio (teb) | **49.2%** | 48.0% | 47.8% | 140 bp | **48.6%** | 46.9% | 170 bp |
| Efficiency ratio | **50.4%** | 49.2% | 48.9% | 150 bp | **49.8%** | 48.1% | 170 bp |
| Net interest margin (teb) | **2.61%** | 2.53% | 2.69% | (8) bp | **2.57%** | 2.68% | (11) bp |
| Net interest margin | **2.53%** | 2.45% | 2.62% | (9) bp | **2.49%** | 2.61% | (12) bp |
| Provision for credit losses as a percentage of average loans | **0.25%** | 0.25% | 0.25% | - bp | **0.25%** | 0.25% | - bp |
| **Per Common Share** | | | | | | | |
| Dividends[2] | **$ 0.15** | $ 0.30 | $ 0.00 | 100 % | **$ 0.45** | $ 0.23 | 96 % |
| Book value | **25.41** | 24.85 | 23.09 | 10 % | **25.41** | 23.09 | 10 % |
| Closing market value | **39.80** | 40.16 | 29.50 | 35 % | **39.80** | 29.50 | 35 % |
| Common shares outstanding (thousands) | **13,407** | 13,304 | 12,802 | 5 % | **13,407** | 12,802 | 5 % |
| **Balance Sheet and Off-Balance Sheet Summary** | | | | | | | |
| Assets | **$ 4,488,628** | $ 4,402,488 | $ 4,067,246 | 10 % | | | |
| Loans | **3,718,858** | 3,597,206 | 3,475,402 | 7 % | | | |
| Deposits | **3,878,413** | 3,872,437 | 3,646,839 | 6 % | | | |
| Subordinated debentures | **114,710** | 114,987 | 57,126 | 101 % | | | |
| Shareholders' equity | **340,632** | 330,575 | 295,611 | 15 % | | | |
| Assets under administration | **1,612,065** | 1,535,255 | 1,407,665 | 15 % | | | |
| **Capital Adequacy** | | | | | | | |
| Tangible common equity to risk-weighted assets | **9.1%** | 9.2% | 8.7% | 40 bp | | | |
| Tier 1 ratio | **9.1%** | 9.2% | 8.7% | 40 bp | | | |
| Total ratio | **12.2%** | 13.1% | 11.1% | 110 bp | | | |

(1) bp - Basis point change

(2) The dividend policy was amended to be quarterly instead of semi-annual during the first quarter of fiscal 2004. The dividend rate for fiscal 2004 appears unusually high as it includes the last semi-annual dividend of $0.30 per share paid in the first quarter and the first quarterly dividend of $0.15 paid in the second quarter.

***Taxable Equivalent Basis (teb)***

Most banks analyze revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividend received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate. The taxable equivalent basis does not have a standardized meaning prescribed by generally accepted accounting principles and therefore may not be comparable to similar measures presented by other banks.

## Message to Shareholders

Your Bank is pleased to report net income growth of $1.0 million (11%) for the quarter and $1.5 million (8%) year-to-date. Diluted earnings per share were $0.67 for the quarter and $1.35 year-to-date, up from $0.63 and $1.30 in prior year periods. The increased earnings reflect loan growth, an improved net interest spread on loans, growth in lower cost branch deposits and record other income.

### Strong Fundamentals

Total revenues (teb) were up $3.0 million (9%) over the same quarter last year, with 7% growth in net interest income and an 18% increase in non-interest revenues.

Loan growth was strong in the quarter at over 3%, with growth over the past year of 7%. In the first quarter, loan growth was flat due to solid new loan generation being offset by the impact of capital market financings in the energy sector, expected repayment of certain real estate construction loans and what we have identified as generally improved liquidity in our customer base. Currently, new loan deal flow is healthy and we remain optimistic that CWB will be able to achieve its fifteenth consecutive year of double-digit loan growth.

Maintaining credit quality and growing our core business in a cost-effective manner are fundamental strengths of the Bank. Our track record of strong credit quality and low loan losses continued in the quarter. The provision for credit losses was consistent with prior periods at 25 basis points of average loans. Our efficiency ratio (teb), which leads the Canadian banking industry, was 49.2% this quarter and 48.6% year-to-date.

CWB shares ended the quarter at $39.80, up from $29.50 one year ago. Including reinvested dividends, the return to shareholders was 36% over this period.

### Leveraging Core Profitability

One of our key strategies is to leverage core profitability by reducing the cost of our deposit base through growth in branch generated deposits. In the past year, branch deposits have increased 23% to represent 61% of total deposits as at April 30, 2004, compared to 53% one year ago. This notable shift in the deposit base, along with proactive interest rate risk management, contributed to the Bank's net interest spread on loans (yield on loans less cost of deposits and subordinated debentures) improving to 2.81% this quarter from 2.75% in the same quarter last year.

Branch development is one of several retail initiatives that support growth in branch deposits. With the recent opening of new branches in Prince George, British Columbia and St. Albert, Alberta, CWB now operates 29 branch locations across the four western Canadian provinces.

### Canadian Western Trust

Canadian Western Trust (CWT) continues to provide a growing contribution to the Bank's non-interest revenues and lower cost notice deposits. Trust services fees were up 13% in the quarter and 15% year-to-date, with notice deposits up 31% over April 30, 2003. The 2004 RRSP season produced strong growth in new accounts and we successfully implemented a new RRSP loan program in an alliance with AGF Trust.

### Strategic Acquisitions

The previously announced acquisitions of Canadian Direct Insurance Incorporated (CDI) and Valiant Trust Company (Valiant) were completed at the end of the quarter. These transactions were completed without the issuance of additional equity.

The purchase of CDI further diversifies the Bank's operations as we enter another pillar of the financial services industry. CDI provides property and casualty insurance directly to 129,000 retail policyholders in British Columbia and Alberta, and is an excellent fit with CWB's Think Western® philosophy as both institutions differentiate themselves on the basis of superior customer service. With the acquisition, we have doubled the retail customers under the CWB umbrella and created growth opportunities for both organizations. We expect that CDI will substantially increase the Bank's non-interest revenues and be accretive to earnings in the current fiscal year.

Valiant is a non-deposit taking, specialty trust company that provides stock transfer and corporate trustee services to public companies and income trusts in Alberta. Its product and service offerings are a complementary extension of those offered by Canadian Western Trust. Together we can provide a full range of corporate and personal trust products and services unique to the industry. With CWT's geographical reach and federal license there is an opportunity to grow and develop Valiant's core business in both Alberta and western Canada. More western-based public companies and income trusts will now have another option, backed by our shared commitment to western hospitality and specialty service. This acquisition will increase the Bank's non-interest revenues and is expected to be slightly accretive to earnings this year.

## Governance and Accountability

Pursuant to recent changes in Canadian securities legislation, beginning this quarter, the Bank will file certifications, signed by the CEO and CFO, in respect of the appropriateness of the financial disclosures in the Bank's interim financial statements and management's discussion and analysis (MD&A). These certifications are filed with the various Canadian securities regulators concurrently with the filing of the Bank's interim financial statements and MD&A.

As has been the practice for almost two decades, the shareholders' auditors have reviewed the attached unaudited financial statements. Also in keeping with long-standing practices, this entire document was reviewed by the audit committee and approved by the Board of Directors prior to its release.

## Dividends

The Board of Directors declared a quarterly dividend of $0.15 per common share, payable on July 6, 2004 to shareholders of record on June 17, 2004.

## Outlook

Through the first six months of fiscal 2004, slower loan growth in the first quarter has put us behind on some of our performance targets. However, strong growth in lower cost deposits, record non-interest revenues, proactive interest rate risk management and expense control have kept us in line with our earnings expectations for the first six months. We also saw the return of strong loan growth in the second quarter.

With the contribution of recent acquisitions and continued strong loan growth we remain optimistic that our key objective of 15% earnings growth is attainable.

Towards the end of the quarter, an additional channel into the residential mortgage business was identified and early indications are that a profitable niche may exist for CWB. We look forward to reporting to you on this initiative and our third quarter results on September 2, 2004.

### Q2 Conference Call

The CWB conference call is scheduled for Thursday, June 3, 2004 at 4:30 p.m. ET (2:30 p.m. MT). The Bank's executives will comment on the second quarter results and respond to questions from analysts and institutional investors. The conference call may be accessed on a listen-only basis.

You may access the call by dialing 416-640-4127 or toll-free 1-800-814-4853. It will also be broadcast live on the Bank's website, www.cwbank.com. The webcast will be archived on the Bank's website for 60 days.

A replay of the conference call is available until June 17, 2004 by dialing 416-640-1917 or toll-free 1-877-289-8525 and entering passcode 21050625#.

## About Canadian Western Bank

Canadian Western Bank offers highly personalized service through its 29 branch locations and is the largest Schedule I chartered bank headquartered in and regionally focused on Western Canada. The Bank, which has total assets of over $4.5 billion, specializes in mid-market commercial lending and offers a full range of retail services. Trust services to independent financial advisors, corporations, income trusts and individuals are also provided through the Bank's subsidiaries, Canadian Western Trust and Valiant Trust Company. Canadian Direct Insurance Incorporated is a wholly owned subsidiary providing personal automobile and property insurance directly to customers in British Columbia and Alberta. The common shares and convertible debentures of Canadian Western Bank are listed on the Toronto Stock Exchange under the respective trading symbols of 'CWB' and 'CWB.DB.A'. For more information see the Bank's website at www.cwbank.com.

## Canadian Banking Industry

Comparative performance indicators of the Canadian banking industry referred to in this document are obtained from the published results of the other publicly-traded Schedule I banks (Bank of Montreal, Canadian Imperial Bank of Commerce, Laurentian Bank of Canada, National Bank of Canada, Royal Bank Financial Group, Scotiabank and TD Bank Financial Group). Readers are cautioned that the banks in this industry group have operations and asset size that may not be directly comparable to each other or to Canadian Western Bank.

## Forward-looking Statements

From time to time we make written and verbal forward-looking statements about our objectives and strategies, operations and targeted financial results. These may be included in our Annual Reports, regulatory filings, reports to shareholders, press releases, corporate presentations and other communications. These forward-looking statements are inherently subject to risks and uncertainties beyond the Bank's control, including, but not limited to, fluctuations in interest rates and currency values, changes in economic and political conditions, legislative or regulatory developments, technological developments and competition. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements and the reader is therefore cautioned not to place undue reliance on these statements. We do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time by us or on our behalf.

-30-

FOR FURTHER INFORMATION CONTACT:

Larry M. Pollock
President and Chief Executive Officer
Canadian Western Bank
Phone: (780) 423-8888

Matt Colpitts
Senior Manager, Investor and Public Relations
Canadian Western Bank
Phone: (780) 441-3770
E-mail: matt.colpitts@cwbank.com

## Management's Discussion and Analysis of Operations and Financial Condition

This management's discussion and analysis of operations and financial condition (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements for the period ended April 30, 2004 included herein, and the audited consolidated financial statements and MD&A for the year ended October 31, 2003 included on pages 23 through 69 of the 2003 Annual Report. Except as discussed below, all other factors discussed and referred to in the MD&A for fiscal 2003 remain substantially unchanged.

### Overview

The Bank achieved solid earnings in the second quarter of 2004; its $64^{th}$ consecutive quarter of profitability. Net income was $9.8 million, an increase of 11% over the same quarter last year. Year-to-date net income of $19.7 million was up $1.5 million (8%) over one year ago. The increased earnings were driven by growth in total revenues, partially offset by planned increases in non-interest expenses associated with new branch infrastructure. Credit quality has remained strong with the provision for credit losses as a percentage of average loans consistent with previous periods. Loan balances were up 3% for the quarter and 7% over one year ago, while demand and notice deposits were up 49% over one year ago.

Diluted earnings per share were $0.67 ($0.74 basic) this quarter, up from $0.63 ($0.70 basic) in the same quarter last year. Return on shareholders' equity and return on assets were 11.9% and 0.92% respectively, compared to 12.5% and 0.92% in the second quarter of 2003.

Diluted earnings per share were $1.35 ($1.49 basic) year-to-date, up from $1.30 ($1.43 basic) in the same period last year. Year-to-date return on shareholders' equity and return on assets were 12.0% and 0.91% respectively, compared to 12.9% and 0.94% a year ago.

The Bank acquired Canadian Direct Insurance Incorporated (CDI) and Valiant Trust Company (Valiant) at the end of the second quarter. The results of operations for the two companies have been included in the Bank's consolidated financial statements since the date of acquisition, however there was no impact on income as the acquisitions occurred at the end of the period.

The second quarter net income of $9.8 million was essentially unchanged from the first quarter despite there being two less revenue earning days in the second quarter.

### Total Revenues (teb)

Total revenues on a tax equivalent basis (teb – see definition on page 2) were $35.2 million, an increase of $3.0 million (9%) over the same quarter last year. Year-to-date, total revenues were $69.7 million, up $5.3 million (8%) over the prior year.

*Net Interest Income (teb)*

Net interest income (teb) for the second quarter was $27.9 million, up $1.9 million (7%) from $26.0 million a year ago. On a year-to-date basis, net interest income of $55.7 million was up 8% over the prior year. The second quarter increase was due to 9% growth in average interest earning assets (cash, securities and loans) partially offset by a reduction in net interest margin (teb) to 2.61% from 2.69% in the second quarter last year. As was the case in the first quarter, the decrease in margin primarily resulted from an increase in the proportion of cash and securities, which averaged 15% of total assets during the second quarter compared to 12% in the same quarter last year. Cash and securities, which are primarily held for liquidity purposes, earn a lower return than loans. The overall duration of the securities portfolio is short term. Hence, declining short term interest rates have reduced the yield generated by the portfolio in the second quarter to 3.14% from 3.70% in the same quarter last year.

The net interest spread on loans (yield earned on loans less the cost of deposits and subordinated debentures), which excludes the impact of cash and securities, improved to 2.81% in the second quarter from 2.75% a year ago. Year-to-date, loan spreads have improved to 2.78% from 2.73% in the prior year. These improvements reflect strong growth in branch deposits, which generally carry a lower interest cost, and the proactive management of interest rate risk. As described below, the Bank's sensitivity to a change in interest rates has been reduced in anticipation of declining interest rates.

Note 9 to the unaudited interim financial statements summarizes the Bank's interest rate risk position as at April 30, 2004. Interest rate risk or sensitivity can be defined as the impact on net interest income, both current and future, resulting from a change in market interest rates. Based on the Bank's interest rate gap position as at April 30, 2004, it is estimated that a one percentage point increase in interest rates would have a negligible impact over the first ninety days, but would increase net interest income by approximately 1% over a one year period. The opposite

would occur if rates decreased. This compares to October 31, 2003, where a one percentage point change in interest rates would have resulted in a change in net interest income of approximately 2% over a one year period.

In comparison to the first quarter, total net interest income (teb) was essentially unchanged despite there being two fewer days in the second quarter. The second quarter net interest margin (teb) was 2.61% compared to 2.53% in the previous quarter.

*Other Income*

Other income was a record $7.3 million in the second quarter, up $1.1 million (18%) over last year. A significant portion of the increase was due to a non-cash gain on securities of approximately $900,000 that resulted from the acquisition of Bank Northwest, a U.S. regional bank in which CWB had an investment, by another U.S. regional bank in exchange for its shares. Credit fees were strong in the quarter and consistent with the same quarter last year at $3.4 million. Retail and trust fees continued to show strong growth with second quarter increases of 10% and 13% respectively.

Year-to-date, other income was $13.9 million, up $1.4 million (11%) over the same period last year with the increase primarily due to the items noted above that impacted the second quarter.

As at April 30, 2004, there were unrealized losses in the securities portfolio of $811,000 compared to unrealized gains of $3.4 million at the end of the first quarter and $2.1 million a year ago. This change primarily reflects the change in the market value of the preferred share portfolio and increases in longer term interest rates as well as the recognition of the gain on Bank Northwest noted above.

## Credit Quality

Credit quality remained strong. The second quarter and year-to-date provision for credit losses was consistent with prior periods at 25 basis points of average loans. Net new specific provisions were $2.8 million this quarter and $6.0 million year-to-date primarily due to a $5.0 million ($3.0 million at January 31, 2004) provision on one commercial loan that became impaired in the first quarter. In comparison, net new specifics were $2.5 million for the first six months of fiscal 2003.

Gross impaired loans totalled $27.5 million at April 30, 2004, up from $24.9 million at January 31, 2004 and $23.2 million at April 30, 2003. The total allowance for credit losses (general and specific) represented 137% of gross impaired loans at the end of the quarter, compared to 144% at January 31, 2004 and 138% at April 30, 2003. Relative to risk-weighted assets, the general allowance was 70 basis points, compared to 74 basis points at the end of the previous quarter and 75 basis points one year ago. The overall quality of the Bank's loan portfolio is expected to remain strong.

## Non-interest Expenses

Non-interest expenses were $17.3 million for the quarter, an increase of 13% over the same quarter last year and 4% over the first quarter. Year-to-date, non-interest expenses were up 12%. These increases reflect branch development, increased staffing levels as a result of business growth, annual salary adjustments and various other initiatives. Branch development, which accounted for approximately one quarter of the year over year increases, includes the relocation and significant upgrading of four branches that opened in the first quarter and the expansion of the Calgary Main branch which was completed in the second quarter. In addition, non-interest expenses were slightly impacted by two new branches that opened in St. Albert, Alberta and Prince George, British Columbia in early May 2004.

The Bank's efficiency ratio, which measures non-interest expenses to total revenues (teb), was 49.2% for the quarter, up from 47.8% a year ago and 48.0% in the first quarter. Year-to-date, the efficiency ratio (teb) was 48.6% as compared to 46.9% a year ago. Canadian Western Bank continues to lead the Canadian banking industry in this measure.

## Income Taxes

The income tax rate (teb) was 37.1% for the six months ended April 30, 2004 compared to 39.3% a year ago with the decrease primarily due to reductions in the Federal and Alberta tax rate. Without the teb adjustment, the year-to-date tax rate was 33.6% compared to 36.0% in the prior year.

## Balance Sheet

Total assets were $4.5 billion at April 30, 2004, up $86 million (2%) in the quarter, $145 million (3%) year-to-date and $421 million (10%) in the past twelve months.

*Cash and Securities*

Cash and securities, on an average balance basis, accounted for 15% of total assets in the second quarter compared to 17% in the previous quarter and 12% in the same quarter last year. Liquidity was increased in the first quarter of 2004 to accommodate heavy deposit maturities in the period January through April. Liquidity levels have returned to more normal levels at the end of the second quarter. Included in the April 30, 2004 cash and securities balance of $654 million was $58 million in cash and securities from the acquisitions of CDI and Valiant.

*Loans*

Total loans were $3.7 billion at April 30, 2004, up $122 million (3%) in the quarter, $118 million (3%) year-to-date and $243 million (7%) in the past year. On an average balance basis, loan growth was slightly lower at 1% over the previous quarter and 6% over the second quarter last year due to a significant portion of the second quarter growth occurring in the last half of the quarter.

Loan growth was strong in the second quarter and new loan deal flow remains healthy. In the first quarter, loan growth was flat as solid new loan generation was offset by the impact of capital market financings in the energy sector, expected repayment of certain real estate construction loans and generally improved customer liquidity which is partially reflected in increased commercial deposit balances.

Almost all of the loans are generated and managed by the Bank's branch network. This network generated loan growth of over 3% in the second quarter and 9% over the past year. The Bank also maintains a portfolio of "corporate loans" which generally consist of participation in syndicated loans primarily led by the major Canadian banks. The Bank manages these loans from its corporate office and is selective about the loans in which it participates. At April 30, 2004, corporate loans were consistent with January 31, 2004 and October 31, 2003 at $116 million, but down from $184 million one year ago.

*Deposits*

Total deposits were essentially unchanged from January 31, 2004 at $3.9 billion, but up $59 million from October 31, 2003 and $232 million over one year ago. The Bank generates deposits from its branch network (including Canadian Western Trust) and an agent network. A key strategy for the Bank is to leverage core profitability by reducing the overall cost of deposits through growth in branch generated deposits, and in particular the lower cost demand and notice component.

During the second quarter, average branch generated deposits represented 59% of total deposits compared to 56% in the previous quarter and 53% in the same quarter last year. The improvement resulted from average branch deposits in the second quarter being up 4% over the previous quarter and 20% over the same quarter last year. The lower cost demand and notice component averaged $742 million in the quarter, up 9% over the previous quarter and 39% in the past year. A majority of this growth was due to increased commercial deposits, which are generally subject to more fluctuation than personal deposits.

As noted above, the increased branch deposits contributed to the net interest spread on loans improving to 2.81% in the quarter, compared to 2.75% in the second quarter last year.

*Other*

The acquisitions at the end of the second quarter, in particular the acquisition of CDI, resulted in a significant increase in the Bank's other assets and other liabilities. As at April 30, 2004, other assets and other liabilities were up $63 million (121%) and $70 million (83%), respectively from their January 31, 2004 balances.

Off-balance sheet assets include trust assets under administration of $1.6 billion, an increase of $77 million (5%) over last quarter and $204 million (15%) in the last twelve months. Other off-balance sheet assets relate to standard industry credit instruments (guarantees, standby letters of credit and commitments to extend credit) and derivative financial instruments (primarily interest rate swaps) used to reduce sensitivity to interest rate changes. More detail on the nature of these instruments is provided in Notes 15 and 20 of the 2003 Annual Report and in Note 7 to the interim financial statements provided herein.

## Capital Funds

Capital funds, consisting of shareholders' equity and subordinated debentures, totalled $455 million at April 30, 2004, an increase of $10 million in the quarter and $17 million year-to-date. The increased capital primarily resulted from earnings, net of dividends, and proceeds from the exercise of stock options which totalled $1.7 million in the quarter and $3.1 million year-to-date.

The total capital adequacy ratio, which measures regulatory capital as a percentage of risk-weighted assets, was 12.2% at quarter end, compared to 13.1% at January 31, 2004 and 11.1% at April 30, 2003. The decrease in the

total capital ratio this quarter was primarily due to the Bank's $25.4 million investment in Canadian Direct Insurance being a deduction from total regulatory capital. The increase from April 30, 2003 reflects the issue of $65 million of non-dilutive subordinated debentures in fiscal 2003.

The Tier 1 ratio was 9.1% at quarter end, consistent with January 31, 2004 and up from 8.7% at April 30, 2003. The Bank's Tier 1 capital is of the highest quality, comprised entirely of shareholders' equity, net of goodwill. The increase over the prior year was due in large part to the conversion by debenture holders of $7 million of publicly-traded debentures in the first quarter.

Book value per common share was $25.41 at the end of the quarter, compared to $24.85 at the end of the first quarter and $23.09 at April 30, 2003.

## Acquisitions

At the end of the second quarter, the Bank acquired two companies for total cash consideration of $33.7 million.

On April 30 2004, the Bank acquired all of the outstanding shares of HSBC Canadian Direct Insurance Incorporated (subsequently renamed Canadian Direct Insurance Incorporated). CDI offers property and casualty insurance directly to consumers in British Columbia and Alberta.

On April 29, 2004, the Bank acquired Valiant Trust Company at the end of April by purchasing all of the outstanding shares of its holding company, Corporate Shareholder Services Inc. Valiant is a non-deposit taking, specialty trust company based in Calgary, Alberta that provides stock transfer and corporate trustee services to public companies and income trusts.

The results of operations for the two companies have been included in the Bank's consolidated financial statements since their dates of acquisition, however there was no impact on earnings as the transactions were completed at the end of the period. The acquisitions, and in particular CDI, are expected to substantially increase non-interest revenues and be accretive to earnings in fiscal 2004.

The revenue and expense structure of CDI, which is typical of the insurance industry, is expected to negatively impact the Bank's fiscal 2004 consolidated efficiency ratio by approximately 200 basis points. Notwithstanding this increase, it is expected that, with solid revenue growth over the remainder of the year, the Bank will have a consolidated ratio of 50.0% or less.

CDI's operations are subject to the elements of risk associated with the property and casualty insurance business, which can cause fluctuations and uncertainties in CDI's profitability. These elements include cyclical patterns in the industry and unpredictable developments, including weather-related and other natural catastrophes. CDI carries re-insurance coverage as part of its strategy to manage these risks. The industry is also impacted by political, regulatory, legal and economic influences. Effective risk management is central to CDI's ability to remain financially sound and profitable. The insurance related risks will be managed within the Bank's current risk management framework, with appropriate refinements to address risks particular to the industry in which CDI operates.

The risks associated with Valiant Trust are similar to those of the Bank's subsidiary Canadian Western Trust and as such will be easily accommodated into the existing risk management framework.

Beginning in the third quarter, segmented information will be presented for CDI's operations.

## Accounting Policy Changes

A summary of the Bank's significant accounting policies is presented in the notes to the 2003 audited consolidated financial statements. In addition, Note 2 to the unaudited interim financial statements provides details of changes to significant accounting policies since October 31, 2003. Specifically, the changes to date in fiscal 2004 relate to new requirements on hedging relationships and sources of Canadian generally accepted accounting principles. The financial statement impact of was insignificant. Note 2 to the unaudited interim financial statements also includes accounting policies related to the newly acquired Canadian Direct Insurance.

## Updated Share Information

As at May 31, 2004, there were 13,417,389 CWB common shares outstanding as well as two debentures outstanding with a combined principal amount of $46.6 million that are convertible into a total of 1,556,200 common shares. Also outstanding are employee stock options, which are or will be exercisable into 1,013,072 common shares (1,158,971 authorized) for proceeds of $26.0 million.

## Fiscal 2004 Targets

The performance targets established for this fiscal year are presented in the table below together with the Bank's actual performance to date.

Through the first six months of fiscal 2004, slower loan growth in the first quarter has put CWB behind on some of its performance targets. However, strong growth in lower cost deposits, record non-interest revenues, proactive interest rate risk management and expense control has kept earnings in line with expectations for the first six months. The Bank also saw the return of strong loan growth in the second quarter.

The 2004 performance targets, with the likely exceptions of efficiency and return on assets, remain attainable. Maintaining strong growth in loans and branch deposits will continue to be key objectives. New loan deal flow is healthy and the recent acquisitions are expected to contribute positively to both revenue and earnings during the last half of the year.

| | 2004 Target | 2004 YTD[(1)] Performance |
|---|---|---|
| Net income growth | 15% | 8% |
| Total revenue (teb) growth | 12-15% | 8% |
| Loan growth | 12% | 7% |
| Provision for credit losses | 0.25% or less | 0.25% |
| Efficiency ratio (teb) | 46.0% or less | 48.6% |
| Return on equity | 13-15% | 12.0% |
| Return on assets | 0.98% or greater | 0.91% |

[(1)] 2004 YTD Performance for earnings and revenue growth is the current year results over the same period in the prior year, loan growth is the increase over the past twelve months and performance for ratio targets is the current year-to-date results annualized.

Dated as of June 3, 2004

## Canadian Banking Industry

Comparative performance indicators of the Canadian banking industry referred to in this document are obtained from the published results of the other publicly-traded Schedule I banks (Bank of Montreal, Canadian Imperial Bank of Commerce, Laurentian Bank of Canada, National Bank of Canada, Royal Bank Financial Group, Scotiabank and TD Bank Financial Group). Readers are cautioned that the banks in this industry group have operations and asset size that may not be directly comparable to each other or to Canadian Western Bank.

## Forward-looking Statements

From time to time we make written and verbal forward-looking statements about our objectives and strategies, operations and targeted financial results. These may be included in our Annual Reports, regulatory filings, reports to shareholders, press releases, corporate presentations and other communications. These forward-looking statements are inherently subject to risks and uncertainties beyond the Bank's control, including, but not limited to, fluctuations in interest rates and currency values, changes in economic and political conditions, legislative or regulatory developments, technological developments and competition. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements and the reader is therefore cautioned not to place undue reliance on these statements. We do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time by us or on our behalf.

## Consolidated Statement of Income

| (unaudited)<br>($ thousands, except per share amounts) | For the three months ended<br>April 30<br>2004 | <br>January 31<br>2004 | <br>April 30<br>2003 | Change from<br>April 30<br>2003 | For the six months ended<br>April 30<br>2004 | <br>April 30<br>2003 | Change from<br>April 30<br>2003 |
|---|---|---|---|---|---|---|---|
| **Interest Income** | | | | | | | |
| Loans | $ 52,609 | $ 55,609 | $ 53,587 | (2)% | $ 108,118 | $ 106,329 | 2 % |
| Securities | 3,239 | 3,859 | 2,473 | 31 | 7,098 | 5,356 | 33 |
| Deposits with regulated financial institutions | 1,014 | 1,433 | 1,205 | (16) | 2,447 | 2,000 | 22 |
| | 56,762 | 60,901 | 57,265 | (1) | 117,663 | 113,685 | 3 |
| **Interest Expense** | | | | | | | |
| Deposits | 28,094 | 32,074 | 31,181 | (10) | 60,168 | 61,768 | (3) |
| Subordinated debentures | 1,667 | 1,753 | 816 | 104 | 3,420 | 1,658 | 106 |
| | 29,761 | 33,827 | 31,997 | (7) | 63,588 | 63,426 | 0 |
| **Net Interest Income** | 27,001 | 27,074 | 25,268 | 7 | 54,075 | 50,259 | 8 |
| Provision for credit losses | 2,235 | 2,235 | 2,100 | 6 | 4,470 | 4,155 | 8 |
| **Net Interest Income after Provision for Credit Losses** | 24,766 | 24,839 | 23,168 | 7 | 49,605 | 46,104 | 8 |
| **Other Income** | | | | | | | |
| Credit related | 3,375 | 3,415 | 3,396 | (1) | 6,790 | 6,855 | (1) |
| Retail services | 1,239 | 1,234 | 1,129 | 10 | 2,473 | 2,272 | 9 |
| Trust services | 1,162 | 1,196 | 1,027 | 13 | 2,358 | 2,043 | 15 |
| Gains on sale of securities | 1,081 | 482 | 247 | 338 | 1,563 | 736 | 112 |
| Foreign exchange gains and other | 446 | 301 | 373 | 20 | 747 | 646 | 16 |
| | 7,303 | 6,628 | 6,172 | 18 | 13,931 | 12,552 | 11 |
| **Net Interest and Other Income** | 32,069 | 31,467 | 29,340 | 9 | 63,536 | 58,656 | 8 |
| **Non-Interest Expenses** | | | | | | | |
| Salaries and employee benefits | 10,733 | 10,123 | 9,406 | 14 | 20,856 | 18,500 | 13 |
| Premises and equipment | 3,070 | 3,008 | 2,741 | 12 | 6,078 | 5,430 | 12 |
| Other expenses | 2,972 | 3,011 | 2,783 | 7 | 5,983 | 5,427 | 10 |
| *Provincial capital taxes* | 520 | 429 | 429 | 21 | 949 | 827 | 15 |
| | 17,295 | 16,571 | 15,359 | 13 | 33,866 | 30,184 | 12 |
| **Net Income before Provision for Income Taxes** | 14,774 | 14,896 | 13,981 | 6 | 29,670 | 28,472 | 4 |
| Provision for income taxes | 4,932 | 5,039 | 5,113 | (4) | 9,971 | 10,258 | (3) |
| **Net Income** | $ 9,842 | $ 9,857 | $ 8,868 | 11 % | $ 19,699 | $ 18,214 | 8 % |
| | | | | | | | |
| Weighted average common shares outstanding | 13,359,407 | 13,143,353 | 12,729,026 | 5 % | 13,250,193 | 12,703,170 | 4 % |
| **Earnings per Common Share** | | | | | | | |
| Basic | $ 0.74 | $ 0.75 | $ 0.70 | 6 % | $ 1.49 | $ 1.43 | 4 % |
| Diluted | $ 0.67 | $ 0.68 | $ 0.63 | 6 % | $ 1.35 | $ 1.30 | 4 % |

The accompanying notes are an integral part of the interim consolidated financial statements.

## Consolidated Balance Sheet

| (unaudited)<br>($ thousands) | As at<br>April 30<br>2004 | As at<br>January 31<br>2004 | As at<br>October 31<br>2003 | As at<br>April 30<br>2003 | Change from<br>April 30<br>2003 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| **Cash Resources** | | | | | |
| Cash | $ 2,157 | $ 2,486 | $ 1,951 | $ 2,523 | (15)% |
| Deposits with regulated financial institutions | 169,009 | 236,851 | 279,921 | 154,501 | 9 |
| | 171,166 | 239,337 | 281,872 | 157,024 | 9 |
| **Securities** | | | | | |
| Issued or guaranteed by Canada | 144,255 | 264,171 | 241,352 | 213,612 | (32) |
| Issued or guaranteed by a province or municipality | 137,132 | 113,930 | 95,826 | 97,431 | 41 |
| Other securities | 201,289 | 135,333 | 75,649 | 78,262 | 157 |
| | 482,676 | 513,434 | 412,827 | 389,305 | 24 |
| **Loans** | | | | | |
| Securities purchased under resale agreements | 66,999 | 80,000 | 72,000 | 57,999 | 16 |
| Residential mortgages | 647,725 | 623,084 | 662,825 | 635,340 | 2 |
| Other loans | 3,041,757 | 2,929,939 | 2,901,543 | 2,814,031 | 8 |
| | 3,756,481 | 3,633,023 | 3,636,368 | 3,507,370 | 7 |
| Allowance for credit losses (Note 4) | (37,623) | (35,817) | (35,365) | (31,968) | 18 |
| | 3,718,858 | 3,597,206 | 3,601,003 | 3,475,402 | 7 |
| **Other** | | | | | |
| Land, buildings and equipment | 17,432 | 15,970 | 13,019 | 13,246 | 32 |
| Goodwill and intangible assets (Note 3) | 12,102 | - | - | - | 100 |
| Other assets | 86,394 | 36,541 | 35,251 | 32,269 | 168 |
| | 115,928 | 52,511 | 48,270 | 45,515 | 155 |
| **Total Assets** | $ 4,488,628 | $ 4,402,488 | $ 4,343,972 | $ 4,067,246 | 10 % |
| **Liabilities and Shareholders' Equity** | | | | | |
| **Deposits** | | | | | |
| Payable on demand | $ 161,925 | $ 153,815 | $ 136,874 | $ 115,329 | 40 % |
| Payable after notice | 673,941 | 579,824 | 519,560 | 445,205 | 51 |
| Payable on a fixed date | 3,042,547 | 3,138,798 | 3,163,316 | 3,086,305 | (1) |
| | 3,878,413 | 3,872,437 | 3,819,750 | 3,646,839 | 6 |
| **Other** | | | | | |
| Cheques and other items in transit | 17,945 | 20,601 | 17,477 | 10,203 | 76 |
| Other liabilities | 136,928 | 63,888 | 68,563 | 57,467 | 138 |
| | 154,873 | 84,489 | 86,040 | 67,670 | 129 |
| **Subordinated Debentures** | | | | | |
| Conventional | 68,126 | 68,126 | 68,126 | 3,126 | 2079 |
| Convertible (Note 5) | 46,584 | 46,861 | 53,825 | 54,000 | (14) |
| | 114,710 | 114,987 | 121,951 | 57,126 | 101 |
| **Shareholders' Equity** | | | | | |
| Capital stock | 161,124 | 159,129 | 150,782 | 147,352 | 9 |
| Contributed surplus | 604 | 429 | 252 | 76 | 695 |
| Retained earnings | 178,904 | 171,017 | 165,197 | 148,183 | 21 |
| | 340,632 | 330,575 | 316,231 | 295,611 | 15 |
| **Total Liabilities and Shareholders' Equity** | $ 4,488,628 | $ 4,402,488 | $ 4,343,972 | $ 4,067,246 | 10 % |

## Consolidated Statement of Changes in Shareholders' Equity

| (unaudited)<br>($ thousands) | For the six months ended<br>April 30, 2004 | <br>April 30, 2003 |
|---|---|---|
| **Capital Stock** | | |
| Balance at beginning of period | $ 150,782 | $ 145,203 |
| Issued on debenture conversions | 7,241 | - |
| Issued on exercise of employee stock options | 3,101 | 2,149 |
| Balance at end of period | 161,124 | 147,352 |
| **Contributed Surplus** | | |
| Balance at beginning of period | 252 | - |
| Amortization of fair value of employee stock options | 352 | 76 |
| Balance at end of period | 604 | 76 |
| **Retained Earnings** | | |
| Balance at beginning of period | 165,197 | 132,884 |
| Net income for the period | 19,699 | 18,214 |
| Dividends | (5,979) | (2,915) |
| Share issue costs, net of income taxes of $7 | (13) | - |
| Balance at end of period | 178,904 | 148,183 |
| **Total Shareholders' Equity** | $ 340,632 | $ 295,611 |

The accompanying notes are an integral part of the interim consolidated financial statements.

## Consolidated Statement of Cash Flow

| (unaudited)<br>($ thousands) | For the three months ended April 30 2004 | April 30 2003 | For the six months ended April 30 2004 | April 30 2003 |
|---|---|---|---|---|
| **Cash Flows from Operating Activities** | | | | |
| Net income | $ **9,842** | $ 8,868 | $ **19,699** | $ 18,214 |
| Adjustments to determine net cash flows | | | | |
| Provision for credit losses | **2,235** | 2,100 | **4,470** | 4,155 |
| Depreciation and amortization | **805** | 758 | **1,699** | 1,513 |
| Future income taxes, net | **516** | (745) | **1,073** | (616) |
| Gain on sale of securities, net | **(1,081)** | (247) | **(1,563)** | (736) |
| Accrued interest receivable and payable, net | **(13,000)** | (9,537) | **(11,064)** | (2,338) |
| Current income taxes payable, net | **(1,505)** | 1,206 | **(8,110)** | (3,307) |
| Other items, net | **(361)** | 1,684 | **(3,115)** | (528) |
| | **(2,549)** | 4,087 | **3,089** | 16,357 |
| **Cash Flows from Financing Activities** | | | | |
| Deposits, net | **5,976** | 150,394 | **58,663** | 217,768 |
| Common shares issued | **1,719** | 1,472 | **3,101** | 2,149 |
| Dividends | **(2,005)** | - | **(5,979)** | (2,915) |
| | **5,690** | 151,866 | **55,785** | 217,002 |
| **Cash Flows from Investing Activities** | | | | |
| Loans, net | **(123,887)** | (102,442) | **(122,325)** | (230,810) |
| Interest bearing deposits with regulated financial institutions, net | **61,573** | 20,302 | **90,419** | (28,143) |
| Securities, purchases | **(258,119)** | (319,650) | **(617,686)** | (504,510) |
| Securities, sale proceeds | **48,662** | 19,384 | **95,717** | 63,746 |
| Securities, maturities | **289,182** | 236,257 | **502,592** | 398,168 |
| Land, buildings and equipment, net | **(322)** | (275) | **(4,174)** | (1,010) |
| Business acquisitions (Note 3) | **(33,709)** | - | **(33,709)** | - |
| | **(16,620)** | (146,424) | **(89,166)** | (302,559) |
| **Increase in Cash and Cash Equivalents** | **(13,479)** | 9,529 | **(30,292)** | (69,200) |
| **Cash and Cash Equivalents at Beginning of Period** | **3,709** | (17,209) | **20,522** | 61,520 |
| **Cash and Cash Equivalents at End of Period *** | $ **(9,770)** | $ (7,680) | $ **(9,770)** | $ (7,680) |
| *** Represented by:** | | | | |
| Cash resources per consolidated balance sheet | $ **171,166** | $ 157,024 | $ **171,166** | $ 157,024 |
| Interest bearing deposits with regulated financial institutions | **(162,991)** | (154,501) | **(162,991)** | (154,501) |
| Cheques in transit | **(17,945)** | (10,203) | **(17,945)** | (10,203) |
| **Cash and Cash Equivalents at End of Period** | $ **(9,770)** | $ (7,680) | $ **(9,770)** | (7,680) |
| | | | | |
| Supplemental Disclosure of Cash Flow Information | | | | |
| Amount of interest paid in the period | $ **30,065** | $ 41,195 | $ **71,169** | $ 65,936 |
| Amount of income taxes paid in the period | $ **5,869** | $ 4,633 | $ **16,921** | $ 14,291 |

The accompanying notes are an integral part of the interim consolidated financial statements.

# Notes to the Interim Consolidated Financial Statements

(unaudited)
($ thousands, except per share amounts)

**1. Basis of Presentation**
These unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended October 31, 2003 as set out on pages 48 to 69 of the Bank's 2003 Annual Report. These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), including the accounting requirements of the Superintendent of Financial Institutions Canada, using the same accounting policies as the consolidated financial statements for the year ended October 31, 2003, except as explained in Note 2 below.

**2. Changes in Accounting Policies**

*Hedging Relationships*
The Canadian Institute of Chartered Accountants (CICA) has issued an accounting guideline for hedging relationships that establishes certain requirements for the application of hedge accounting. Effective November 1, 2003, changes in the fair value of derivatives that do not qualify for hedge accounting will be recorded in the consolidated statement of income. The Bank enters into derivative financial instruments for risk management purposes as described in Note 20 of the Bank's consolidated financial statements for the year ended October 31, 2003 on page 67 of the 2003 Annual Report. Almost all of the Bank's existing derivative financial instruments qualify for hedge accounting under the new guideline and, as a result, the impact of the implementation of the guideline is negligible.

*Generally Accepted Accounting Principles*
Effective November 1, 2003, the Bank adopted new accounting requirements that provide guidance on sources to consult when selecting accounting policies on matters not covered explicitly in Canadian accounting standards. There were no significant changes in the existing accounting policies as a result of the new requirements although the Bank continues to assess the impact of the new requirements with respect to the current practice of offsetting certain assets and liabilities.

The following are significant accounting policies relating to the ongoing operations of Canadian Direct Insurance Incorporated (see also Note 3):

*Premiums Earned and Deferred Policy Acquisition Costs*
Insurance premiums will be included in other income on a daily pro rata basis over the terms of the policies. Unearned premiums represent the portion of premiums written that relate to the unexpired term of the policies in-force and are included in other liabilities.

Policy acquisition costs are those expenses incurred in the acquisition of business. Acquisition costs comprise advertising and marketing expenses, insurance advisor salaries and benefits, premium taxes and other expenses directly attributable to the production of business. Policy acquisition costs related to unearned premiums are only deferred to the extent that they can be expected to be recovered from the unearned premiums and will be amortized to income over the periods in which the premiums are earned.

*Unpaid Claims and Adjustment Expenses*
The provision for unpaid claims represents the amounts needed to provide for the estimated ultimate expected cost of settling claims related to insured events (both reported and unreported) that have occurred on or before each balance sheet date. The provision for adjustment expenses represents the estimated ultimate expected costs of investigating, resolving and processing these claims. Estimated recoveries of these costs from reinsurance ceded is included in other assets. The computation of these provisions takes into account the time value of money using discount rates based on projected investment income from the assets supporting the provisions.

*Reinsurance Ceded*
Earned premiums and claims expenses are recorded net of amounts ceded to, and recoverable from, reinsurers. Estimates of amounts recoverable from reinsurers on unpaid claims and adjustment expenses are recorded separately from estimated amounts payable to policyholders.

Amounts recoverable from reinsurers are estimated in a manner consistent with the liabilities associated with the reinsured policies.

**3. Business Acquisitions**

On April 30, 2004, the Bank acquired all of the outstanding shares of HSBC Canadian Direct Insurance Incorporated (subsequently renamed Canadian Direct Insurance Incorporated). Canadian Direct offers property and casualty insurance directly to consumers in British Columbia and Alberta. The Bank also acquired Valiant Trust Company at the end of April by purchasing all of the outstanding shares of its holding company Corporate Shareholder Services Inc. Valiant is a non-deposit taking, specialty trust company based in Calgary, Alberta that provides stock transfer and corporate trustee services to public companies and income trusts. The results of operations for the two companies have been included in the Bank's consolidated financial statements since the date of acquisition, however there was no significant impact on revenues and expenses due to the acquisitions occurring at the end of the period.

The total cost of the acquisitions of $33,709 was paid in cash. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed:

| | | |
|---|---|---|
| Net assets acquired | | |
| Cash resources | $ | 9,537 |
| Securities | | 48,027 |
| Goodwill and intangible assets | | 12,102 |
| Other assets | | 55,211 |
| Other liabilities | | (91,168) |
| | $ | 33,709 |

The cash resources acquired are considered interest-bearing deposits with regulated financial institutions on the consolidated statement of cash flows. The identified intangible assets include trade names, non-competition agreements, computer software and customer contracts and relationships. The trade name is not subject to amortization and the total amount of goodwill and intangible assets will not be deductible for income tax purposes. The Bank is completing valuations for certain of the intangible assets; therefore the allocation of the purchase price is subject to adjustment.

## 4. Allowance for Credit Losses

| | For the three months ended | | | | For the six months ended | |
|---|---|---|---|---|---|---|
| | April 30 2004 | January 31 2004 | October 31 2003 | April 30 2003 | April 30 2004 | April 30 2003 |
| Balance at beginning of period | $ 35,817 | $ 35,365 | $ 33,802 | $ 30,818 | $ 35,365 | $ 31,005 |
| Provision for credit losses | 2,235 | 2,235 | 2,255 | 2,100 | 4,470 | 4,155 |
| Write-offs | (475) | (1,793) | (696) | (974) | (2,268) | (3,260) |
| Recoveries | 46 | 10 | 4 | 24 | 56 | 68 |
| Balance at end of period | $ 37,623 | $ 35,817 | $ 35,365 | $ 31,968 | $ 37,623 | $ 31,968 |

| | As at April 30 2004 | As at January 31 2004 | As at October 31 2003 | As at April 30 2003 |
|---|---|---|---|---|
| Specific allowance | $ 11,610 | $ 9,288 | $ 7,807 | $ 6,552 |
| General allowance | 26,013 | 26,529 | 27,558 | 25,416 |
| Total allowance | $ 37,623 | $ 35,817 | $ 35,365 | $ 31,968 |

## 5. Subordinated Debentures

During the second quarter, convertible debentures of $277 (year to date $7,241) were converted by the holders into common shares.

## 6. Employee Stock Options Data

| | | Employee Stock Options | |
|---|---|---|---|
| | Common Shares Outstanding | Number | Weighted Average Exercise Price |
| October 31, 2003 | 13,002,066 | 1,153,992 | $ 24.02 |
| Debenture conversion | 237,403 | - | - |
| Options | | | |
| Granted | - | 13,500 | 38.93 |
| Exercised | 167,424 | (167,424) | (18.53) |
| Forfeited | - | (2,500) | (36.62) |
| April 30, 2004 | 13,406,893 | 997,568 | $ 25.11 |
| Exercisable at April 30, 2004 | | 573,833 | $ 20.82 |

At the annual shareholders meeting in March 2004, 375,000 additional shares to be issued under option, including 257,500 options granted in the fourth quarter of 2003, were authorized. A final approval requested from the Toronto Stock Exchange is still outstanding.

In the six months ended April 30, 2004, salary expense of $352 has been recognized relating to the estimated fair value of options granted since November 1, 2002. The fair value of options granted this year was estimated using a binomial option pricing model with the following variables and assumptions: (i) risk-free interest rate of 3.8%, (ii) expected option life of 3.9 years, (iii) expected volatility of 20%, and (iv) expected dividends of 1.9%. The weighted average fair value of options granted was estimated at $7.12 per share.

7. **Guarantees**

Significant guarantees provided to third parties are discussed in Note 15 of the Bank's consolidated financial statements for the year ended October 31, 2003 (see page 62 of the 2003 Annual Report) and include:

| | | As at April 30 2004 | | As at January 31 2004 | | As at October 31 2003 | | As at April 30 2003 |
|---|---|---|---|---|---|---|---|---|
| Balance outstanding under guarantees and standby letters of credit | $ | 74,148 | $ | 73,200 | $ | 64,413 | $ | 57,753 |
| Business credit cards | | | | | | | | |
| Total approved limit | | 729 | | 487 | | 114 | | - |
| Outstanding balance | | 131 | | 60 | | 6 | | - |

8. **Trust Assets Under Administration**

Trust assets under administration represent assets held for personal and corporate clients, administered by a subsidiary, and are kept separate from the subsidiary's own assets. Trust assets under administration are not reflected in the consolidated balance sheet.

| | | As at April 30 2004 | | As at January 31 2004 | | As at October 31 2003 | | As at April 30 2003 |
|---|---|---|---|---|---|---|---|---|
| Trust assets under administration | $ | 1,612,065 | $ | 1,535,255 | $ | 1,474,964 | $ | 1,407,655 |

9. **Interest Rate Sensitivity**

The Bank's exposure to interest rate risk as a result of a difference or gap between the maturity or repricing date of interest sensitive assets and liabilities is discussed in Note 18 of the consolidated financial statements for the year ended October 31, 2003 (see page 64 of the 2003 Annual Report). The following table shows the gap position for selected time intervals:

| ($ millions) | | Floating Rate or Within 1 Month | | 1 to 3 Months | | 3 Months to 1 Year | | Total Within 1 Year | | 1 Year to 5 Years | | Over 5 Years | | Non-interest Sensitive | | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **April 30, 2004** | | | | | | | | | | | | | | | | |
| Total assets | $ | 2,202 | $ | 351 | $ | 880 | $ | 3,433 | $ | 1,786 | $ | 74 | $ | 90 | $ | 5,383 |
| Total liabilities and equity | | 2,268 | | 281 | | 784 | | 3,333 | | 1,554 | | - | | 496 | | 5,383 |
| Interest rate sensitive gap | $ | (66) | $ | 70 | $ | 96 | $ | 100 | $ | 232 | $ | 74 | $ | (406) | $ | - |
| Cumulative gap | $ | (66) | $ | 4 | $ | 100 | $ | 100 | $ | 332 | $ | 406 | $ | - | $ | - |
| Cumulative gap as a percentage of total assets | | (1.2%) | | 0.1% | | 1.9% | | 1.9% | | 6.2% | | 7.5% | | 0.0% | | 0.0% |
| **January 31, 2004** | | | | | | | | | | | | | | | | |
| Cumulative gap | $ | (18) | $ | (11) | $ | 132 | $ | 132 | $ | 324 | $ | 373 | $ | - | $ | - |
| Cumulative gap as a percentage of total assets | | (0.3%) | | (0.2%) | | 2.5% | | 2.5% | | 6.2% | | 7.1% | | 0.0% | | 0.0% |
| **October 31, 2003** | | | | | | | | | | | | | | | | |
| Cumulative gap | $ | 185 | $ | 220 | $ | 126 | $ | 126 | $ | 310 | $ | 350 | $ | - | $ | - |
| Cumulative gap as a percentage of total assets | | 3.6% | | 4.3% | | 2.5% | | 2.5% | | 6.0% | | 6.8% | | 0.0% | | 0.0% |

10. **Future Accounting Changes**

*Consolidation of Variable Interest Entities (VIEs)*

The CICA has issued an accounting guideline that is effective November 1, 2004. The guideline provides a framework for identifying VIEs and requires the consolidation of VIEs if the company absorbs a majority of the VIE's expected losses or receives a majority of the VIE's expected residual returns, or both. A revised exposure draft has been issued which attempts to eliminate differences from the accounting requirements in the United States. Based on the existing requirements, the Bank has no significant VIEs that would require consolidation.

*Liabilities and Equity*

Effective November 1, 2004, certain obligations that must or could be settled with a variable number of the issuers own equity instruments are required to be presented in the financial statements as liabilities rather than equity. These requirements will have no impact on the Bank's financial statement presentation.

11. **Comparative Figures**

Certain of the comparative figures have been reclassified to conform to the current period's presentation.

## Shareholder Information

**Head Office**
Canadian Western Bank & Trust
Suite 2300, Canadian Western Bank Place
10303 Jasper Avenue
Edmonton, AB T5J 3X6
Telephone: (780) 423-8888
Fax: (780) 423-8897
Website: www.cwbank.com

**Subsidiary Regional Offices**
Canadian Western Trust Company
Suite 2200, 666 Burrard Street
Vancouver, BC V6C 2X8
Telephone: (604) 685-2081
Fax: (604) 669-6069
Website: www.cwt.ca

Canadian Direct Insurance Incorporated
Suite 217, 610 – 6th Street
New Westminster, BC V3L 3C2
Telephone: (888) 225-5234
Fax: (604) 517-3224
Website: www.canadiandirect.com

Valiant Trust Company
Suite 510, 550 – 6th Avenue S.W.
Calgary, AB T2P 0S2
Telephone: (403) 233-2801
Fax: (403) 233-2857
Website: www.valianttrust.com

**Stock Exchange Listing**
The Toronto Stock Exchange
Share Symbol: CWB
Convertible Debenture Symbol: CWB.DB.A

**Transfer Agent and Registrar**
Computershare Trust Company of Canada
Suite 600, 530 8th Avenue SW
Calgary, AB T2P 3S8
Telephone: (800) 564-6253
Fax: (403) 267-6529

**Investor Relations**
For further financial information contact:
Matt Colpitts
Senior Manager, Investor and Public Relations
Canadian Western Bank
Telephone: (780) 441-3770
Fax: (780) 423-8899
E-mail: InvestorRelations@cwbank.com

or visit our website at www.cwbank.com

**Complaints or Concerns regarding Accounting, Internal Accounting Controls or Auditing Matters**
Please contact either:
Tracey C. Ball
Senior Vice President and Chief Financial Officer
Canadian Western Bank
Telephone: (780) 423-8855
Fax: (780) 423-8899
E-mail: tracey.ball@cwbank.com
or
Robert A. Manning
Chairman of the Audit Committee
c/o 210 – 5324 Calgary Trail
Edmonton, AB T6H 4J8
Telephone: (780) 438-2626
Fax: (780) 438-2632
E-mail: rmanning@shawbiz.ca

**Online Investor Information**
Additional investor information including supplemental financial information and a corporate presentation is available on our website at www.cwbank.com

**Quarterly Conference Call and Webcast**
Our quarterly conference call and live audio webcast will take place on Thursday, June 3, 2004 at 2:30 pm MT. The webcast will be archived on our website at www.cwbank.com for sixty days. A replay of the conference call will be available until June 17, 2004 by dialing toll-free (877) 289-8525 and entering passcode 2150625#.